CONNECTICUT OFFICE:

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

Sherman, CT

22 Adelaide Street West, Suite 3400

U.S.A. 06784

Toronto, Ontario

Phone : 1.844.364.1830

Canada M5H 4E3

Fax : 1.860.799.0350

Toll Free : 1.844.364.1830

Tanzanian Gold Announces Closing of Sale of

$3,000,000 in Common Shares

FOR IMMEDIATE RELEASE August 13, 2019

TORONTO, August 13, 2019  (GLOBENEWSWIRE) -- Tanzanian Gold Corporation’s (TSX:TNX) (NYSE American:TRX) (the “Company’s”) Board of Directors is pleased to announce that it has completed the sale of 4,000,000 common shares raising $3,000,000, in the aggregate as previously announced in its press release of August 9, 2019.

Tanzanian Gold Corporation is extremely pleased to have worked with R.F. Lafferty to complete this important financing. The proceeds from this sale of common shares will allow the Company to continue apace with extremely comprehensive development plan designed for the Buckreef project. This development has systematically been built through a progression of infill drilling within the Company’s planned open pit mine design, drilling of the previously untested area just below the designed pit, and now, preliminary planning for much deeper drilling. In addition to the drill program the Company has added a Down Hole Geophysical survey to complement and expand its knowledge of the controlling structures found at Buckreef. All of the data collected will be entered into the Company’s new resource-geologic model. The entire program has been conducted in a manner not usually employed by junior mining companies. This professional approach will continue.

We are gratified to have a strong, continued, relationship with R.F. Lafferty who clearly understands our Company and our long-term goals. R.F. Lafferty has  completed this transaction with professionalism and expedience, entirely with clients of their own firm and we expect their firm to help build a broad interest in the growth of Tanzanian Gold Corporation.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

Cautionary Note Regarding Forward-looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward- looking statements and forward-looking information can be identified using words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, ,occur or be achieved. Forward-looking statements or information herein include, but are not limited our ability to continue our work on the on the Buckreef Project, and the timing and the results of the proposed drilling program.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or  information  will  prove   to   be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company’s Form 20-F Annual Report dated November 29, 2018.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward- looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.